NORTHERN LIGHTS FUND TRUST

October 29, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. John Grzeskiewicz

Re: Request for Accelerated Effective Date for

SCA Absolute Return Fund and SCA Directional Fund

(each a “Fund”, collectively referred to as the “Funds”),

a series of Northern Lights Fund Trust (the “Trust”)

(Reg. No. 333-122917 and ICA No. 811-21720)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Trust and Northern Lights Distributors, LLC, the distributor of the above-referenced Funds, hereby jointly and respectfully request that Post-Effective Amendment No. 553 of the Trust’s Registration Statement on Form 485APOS, filed on October 29, 2013 (the “Amendment”), be declared effective on Tuesday, October 29, 2013 at 9:00 a.m. Eastern time, or as soon as practicable thereafter.  Absent acceleration, the Amendment would be effective on December 31, 2013.

If you have any questions or request additional information regarding this matter, please contact James P. Ash at (631) 470-2619.

Very truly yours,

NORTHERN LIGHTS FUND TRUST

        NORTHERN LIGHTS DISTRIBUTORS, LLC

By: /s/ James P. Ash

By: /s/ Brian Nielsen

Name:

James P. Ash

Name:

Brian Nielsen

Title:

Secretary

Title:

Chief Executive Officer